January 26, 2012

Mary A. Cascio

Special Counsel

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Canada
Registration Statement under Schedule B
File No. 333-178626
Filed December 20, 2011

Dear Ms. Cascio:

We have received your comment letter dated January 19, 2012 related to the above filing and are responding to your comments on behalf of Canada. For convenience of reference, the Staff comments contained in your letter are reprinted below in italics and are followed by the corresponding response of Canada.

Schedule B

General

1.	Please update all financial information to provide the most recent information available. In connection with this comment, please add disclosure discussing any impact of the current European financial crisis in terms of its impact upon Canada to date and the projected impact on future economic activity and government funding. Also, please add disclosure discussing any impact of the economic situation in the United States in terms of its impact upon Canada to date and the projected impact on future economic activity and government funding.

Canada confirms that the financial information provided is the most recent information available. Canada does not believe that any new events have occurred subsequent to the disclosure provided in Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368) as a result of the current European financial crisis that are material to investors. Canada believes that the disclosure in its Form 18-K filed December 20, 2011 (file no. 033-05368) already discusses in detail the European financial crisis and its impact or projected impact on future economic activity and government funding, which impact and projected impact have not worsened since the preparation of Canada’s disclosure. In particular, Canada notes the following examples of such discussion included in Exhibit C-4 (“Update of Economic and Fiscal Projections”) to Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368): page 5 under the caption “Highlights”, pages 7-8 under the caption “Supporting Jobs and Growth”, page 13 under the caption “Preserving Canada’s Fiscal Advantage”, pages 19-22 under the caption “Global Economic Developments and Outlook”, pages 23-24 under the caption “Financial Market Developments” and pages 35-36 under the caption “Risk Assessment and Planning Assumptions.”

Similarly, Canada does not believe that any new events have occurred subsequent to the time of the disclosure provided in Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368) as a result of the economic situation in the United States that are material to investors. Canada believes that the disclosure in its Form 18-K filed December 20, 2011 (file no. 033-05368) already discusses in detail the economic situation in the United States and its impact on Canada and the projected impact on future economic activity and government funding, which impact and projected impact have not worsened since the preparation of Canada’s disclosure. In particular, Canada notes the following examples of such discussion included in Exhibit C-4 (“Update of Economic and Fiscal Projections”) to Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368): page 8 under the caption “Supporting Jobs and Growth”, page 13 under the caption “Preserving Canada’s Fiscal Advantage”, pages 19-22 under the caption “Global Economic Developments and Outlook”, pages 23-24 under the caption “Financial Market Developments”, page 28 under the caption “Recent Canadian Economic Developments”, page 32 under the caption “Canadian Economic Outlook” and pages 35-36 under the caption “Risk Assessment and Planning Assumptions.”

Mary A. Cascio

U.S. Securities and Exchange Commission

January 26, 2012

Nevertheless, in the event that the Staff would prefer that Canada include this information in Exhibit D (“Description of Canada”) to its Form 18-K filed December 20, 2011 (file no. 033-05368), and in order to be as responsive as possible to the Staff’s comments, Canada would be prepared to file an amendment to its Form 18-K so as to include a new restated Exhibit D with new language summarizing the disclosure referenced above (which would be included on page 9 of the new Exhibit D). Canada does not believe this additional summary should be required because the information is already contained in its Form 18-K as described above, but Canada would be prepared to amend its Form 18-K to include the following language in a new Exhibit D if the Staff should so request:

“Recent External Developments Impacting Canada

The global economic situation and outlook have deteriorated recently, and uncertainty over the outlook has risen, largely reflecting the negative impacts of the sovereign debt and banking crisis in Europe and concerns over the sustainability of the U.S. fiscal situation. As a result of this deterioration in the global economic situation and outlook, private sector economists have reduced their outlook for Canadian economic growth to 2.2 per cent in 2011 and 2.1 per cent in 2012, down from expectations of 2.9 and 2.8 per cent, respectively, at the time of Canada’s 2011 budget.”

Calculation of Registration Fee

2.	In the Calculation of Registration Fee table, the “Amount being registered” is stated to be “$5,000,000,000.” Please confirm whether that amount is in Canadian dollars or U.S. dollars. If the amount is in U.S. dollars, please indicate in the “Amount being registered” column that the amount is U.S.$5,000,000,000. Please make the same change in the “Proposed maximum aggregate offering price” and the “Amount of registration fee” columns and provide the current exchange rate between the U.S. dollar and the Canadian dollar in the front part of the prospectus.

Canada confirms that the “$5,000,000,000” figure listed in the “Amount being registered” in the Calculation of Registration Fee table is in U.S. dollars. Canada proposes to indicate in its future registration statements that the amount being registered is in “U.S.$” under the “Amount being registered”, “Proposed maximum aggregate offering price” and “Amount of registration fee” columns. However, Canada respectfully requests that it not be required to file an amendment to its recently filed registration statement if this is the only required change thereto. Canada believes that for its recently filed registration statement, the absence of “U.S.” before the “$” symbol in the Calculation of Registration Fee table should not lead to any confusion. Canada notes that the fees payable to the SEC are clearly in U.S. dollars as required by SEC rules and it follows that the amount being registered is also in U.S. dollars. Additionally, Canada notes that page 3 of the prospectus, under the caption “About this Prospectus”, provides that the amount for sale under the shelf registration statement is “U.S. $5,000,000,000.” In addition, the EDGAR tag “$” used in the filing was expressed as U.S. dollars.

Canada notes that the exchange rate between the U.S. dollar and the Canadian dollar as of December 16, 2011 is included on page 5 of its Form 18-K filed December 20, 2011 (file no. 033-05368), and on pages 1 and 17 of Exhibit D thereto (“Description of Canada”), and that, consistent with Canada’s past practice, such exchange rate will be included in any prospectus supplement that Canada files.

Mary A. Cascio

U.S. Securities and Exchange Commission

January 26, 2012

Cover Page of the Prospectus

3.	Supplementally tell us what the “Consolidated Revenue Fund of Canada” is, as used on the cover page of the prospectus, on page 4 thereof in the discussion of the status of the bonds and on page 5 in the “Governing Law and Enforceability” section, and consider appropriate disclosure relating to the term.

The Consolidated Revenue Fund of Canada is the aggregate of all public moneys held by Canada. Bonds offered pursuant to the prospectus will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. They are direct unconditional obligations of Canada and as such will carry the full faith and credit of Canada, payable out of public moneys to the fullest extent provided for by Canadian law.

Canada notes that the Consolidated Revenue Fund is described in further detail on page 18 of Exhibit D to Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368).

Most importantly, Canada notes that this terminology has been used by Canada for well over 30 years in its SEC filings and in all other disclosure documents which Canada uses in the international capital markets and Canada believes that this terminology is well understood by investors. As such, Canada believes that its disclosure sufficiently describes the Consolidated Revenue Fund and strongly prefers not to amend this disclosure.

Where You Can Find More Information, page 3

4.	Please disclose the SEC file number of the Form 18-K incorporated by reference into the prospectus.

Canada will include the requested SEC file number in all future registration statements. Canada respectfully requests that it not be required to file an amendment to its recently filed registration statement if this is the only required change thereto. In order to be as responsive as possible to the Staff’s comments, Canada proposes that it will file a prospectus under rule 424(b) containing the requested file number.

Form 18-K

The Canadian Economy, page 6

5.	We note the Bank of Canada’s recent outlook on the Canadian economy, especially with respect to “moderate foreign demand and ongoing competitiveness issues.” Please consider addressing these matters as appropriate in the Annual Report.

Canada notes that the Bank of Canada does not represent the official position of Canada. That being said, Canada believes that there is nothing material in the Bank of Canada’s recent outlook that is not already included in Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368), including in Exhibit C-4 thereto (“Update of Economic and Fiscal Projections”).

Mary A. Cascio

U.S. Securities and Exchange Commission

January 26, 2012

Economic Developments, page 10

6.	Although annual increases in the CPI have remained almost entirely within the 1% to 3% range, recent quarterly CPI increases are higher than over the past 5 years. Please discuss any relevant trends within the components of the CPI Index and any government proposals relating to inflation.

Canada believes that the relevant trends in the components of the CPI Index are already apparent from the table included on page 10 of Exhibit D (“Description of Canada”) to Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368) under the caption “Prices and Costs”. Additionally, the Bank of Canada’s policy regarding inflation is described on pages 32-34 under the caption “Monetary Policy and Interest Rate Developments”. As described on page 34, recent weakness of economic data has dampened projected inflationary pressures. In addition, the Bank of Canada’s most recent Monetary Policy Report notes that the Bank of Canada will closely monitor economic developments in Canada and abroad and continue to set monetary policy consistent with attaining the 2 percent inflation target over the medium term (also described on page 34). Canada believes that this disclosure should address any Staff concerns and does not believe that conditions are changing in a way that would require new disclosure to investors.

Merchandise Trade, page 13

7.	With respect to the table on page 13, tell us supplementally the level of trade with China, indicating also that country’s rank (if any) of countries in the “Other” category.

The geographic distribution of Canadian merchandise trade is calculated on a balance of payments basis which conforms with the Canadian System of National Accounts. While trade with China is included in the “Other” category on page 13 of Exhibit D (“Description of Canada”) to Canada’s Form 18-K filed December 20, 2011 (file no. 033-05368), Canada does not maintain merchandise trade data on a balance of payments basis specific to China. Canada notes, however, that it does maintain merchandise trade data on a customs basis regarding trade with China which, although computed on a different basis and employed for more limited purposes than the broad based Canadian System of National Accounts, provides information which is indicative of the magnitude of Canada’s trade with China. On a customs basis (not seasonally adjusted), for the first three quarters of 2011, domestic merchandise exports to China accounted for approximately 3.7% of Canada’s total domestic merchandise exports, and merchandise imports from China accounted for approximately 10.5% of Canada’s total merchandise imports. While Canada does not believe an amendment to its Form 18-K should be required to include this more limited use customs based information, Canada would be prepared to file such an amendment at the request of the Staff so as to include a restated Exhibit D with a new footnote 3 next to the “Other” category in the table on page 13 providing the following disclosure:

“(3) The category “Other” includes numerous countries including China. While Canada does not maintain merchandise trade statistics on a balance of payment basis specific to China, merchandise trade statistics based on more narrowly used customs data is available. These trade statistics based on customs data indicate that for the first three quarters of 2011 (not seasonally adjusted), domestic merchandise exports to China accounted for approximately 3.7% of Canada’s total domestic merchandise exports and merchandise imports from China accounted for approximately 10.5% of Canada’s total merchandise imports.”

Mary A. Cascio

U.S. Securities and Exchange Commission

January 26, 2012

Balance of Payments, page 16

8.	With respect to disclosure relating to non-resident transactions in Canadian securities (page 16), please tell us whether Canada maintains statistics on the geographic dispersion of security holders and, if so, your considerations on including that information in the Annual Report.

Canada maintains some statistical data regarding the geographical breakdown of non-resident purchases of its securities. However, Canada does not believe that the information which it maintains includes any information which would be material to an investment decision in Canada’s securities. Furthermore, Canada believes that requiring such disclosure would be inconsistent with market practice by other similar issuers.

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Canada acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mary A. Cascio

U.S. Securities and Exchange Commission

January 26, 2012

We thank the Staff for its attention to Canada’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5150.

Very truly yours,

/s/ Robert W. Mullen, Jr.
Robert W. Mullen, Jr.